Exhibit 99.1

HUTCHMED Announces Pricing of Global Offering

Hong Kong, Shanghai, & Florham Park, NJ — Wednesday, June 23, 2021: HUTCHMED (China) Limited (“HUTCHMED” or the “Company”) (Nasdaq/AIM: HCM) today announces the pricing of its global offering (the “Global Offering”) of 104,000,000 new ordinary shares (the “Offer Shares”) which comprises an international offering (the “International Offering”) and a Hong Kong public offering (the “Hong Kong Public Offering”) in connection with a primary listing of its ordinary shares (the “Shares”) on the Main Board of the Stock Exchange of Hong Kong Limited (the “SEHK”).

The final offer price for both the International Offering and the Hong Kong Public Offering (the “Offer Price”) has been set at HK$40.10 per Share, which is equivalent to approximately US$25.82 per American depositary share (“ADS”) or £3.70 per Share. Each ADS represents five ordinary shares of the Company. The Company has set the Offer Price by taking into consideration, among other factors, the closing price of the ADSs on the Nasdaq Global Select Market (“Nasdaq”) and Shares on the AIM market of the London Stock Exchange on June 22, 2021, the latest trading day before pricing. Subject to approval from the SEHK, the Shares are expected to begin trading on the Main Board of the SEHK on June 30, 2021 under the stock code “13”.

The gross proceeds to the Company from the Global Offering, before deducting underwriting fees and the offering expenses, are expected to be approximately HK$4.17 billion. In addition, the Company has granted the international underwriters an over-allotment option, exercisable from the date, expected to be on June 30, 2021, on which the Shares are first listed and from which dealings in the Shares are permitted to take place on the Main Board of the SEHK (the “Listing Date”) until 30 days after the last day for lodging applications under the Hong Kong Public Offering, to require the Company to issue up to an additional 15,600,000 new Shares at the Offer Price.

The Company will receive all of the net proceeds from the Global Offering and plans to use the net proceeds from the Global Offering primarily to advance its late-stage clinical programs as well as its pipeline of clinical-stage and preclinical drug candidates, further strengthen its commercialization, clinical, regulatory and manufacturing capabilities, fund potential global business development and strategic acquisition opportunities and for general corporate purposes.

Morgan Stanley Asia Limited, Jefferies Hong Kong Limited and China International Capital Corporation Hong Kong Securities Limited are the joint sponsors for the Global Offering.

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Information about the Global Offering

Sales of Shares outside of Hong Kong (other than certain Shares which were sold to investors in reliance on Regulation S or another exemption from the registration requirements of the U.S. Securities Act of 1933) initially offered in the United States and sold outside the United States that may be resold from time to time in the United States are being offered pursuant to an automatically effective shelf registration statement that was previously filed with the U.S. Securities and Exchange Commission (the “SEC”). A preliminary prospectus supplement relating to and describing the terms of the Global Offering was filed with the SEC and is available on the SEC’s website at www.sec.gov. The final prospectus supplement relating to the Global Offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. When available, an electronic version of the prospectus supplement and the accompanying prospectus relating to these securities, as filed with the SEC, may be obtained for free by mailing the request to: Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department, or E-mail: prospectus@morganstanley.com; Jefferies Hong Kong Limited, Email: hkecm@jefferies.com; and China International Capital Corporation Hong Kong Securities Limited, Email: g_prospectus@cicc.com.cn.

This announcement is not directed to, or intended for distribution or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

The 104,000,000 new Shares to be issued by HUTCHMED pursuant to the Global Offering (“New Shares”) will, when issued, be credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of HUTCHMED, including the right to receive all dividends and other distributions declared, made or paid in respect of such Shares after the date of issue of the New Shares.

Application will be made to the London Stock Exchange for the 104,000,000 New Shares to be admitted to the AIM market operated by the London Stock Exchange (“Admission”). It is expected that Admission will become effective at 8:00 a.m. UK time on June 30, 2021.

Following Admission and prior to any exercise of the over-allotment option, the issued share capital of HUTCHMED will consist of 848,515,660 Shares of US$0.10 each, with each Share carrying one right to vote and with no Shares held in treasury. This figure may be used by shareholders as the denominator for the calculations by which they could determine if they are required to notify their interest in, or a change to their interest in, HUTCHMED under the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules. For illustrative purposes only, 848,515,660 Shares would be equivalent to 848,515,660 depositary interests (each equating to one ordinary share) which are traded on AIM or, if the depositary interests were converted in their entirety, equivalent to 169,703,132 ADSs (each equating to five Shares) which are traded on Nasdaq. A further announcement will be made if the over-allotment option is exercised.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014 (as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018).

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM) (formerly Hutchison China MediTech) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. A dedicated organization of over 1,300 personnel has advanced ten cancer drug candidates from in-house discovery into clinical studies around the world, with its first two oncology drugs now approved and launched. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including statements about the Global Offering and listing, the use of proceeds and the Company’s plans and objectives. Forward-looking statements involve risks and uncertainties. More information about the risks and uncertainties faced by HUTCHMED will be contained or incorporated by reference in the prospectus registered with the SEHK, prospectus and prospectus supplement that have been or will be filed with the SEC and the international offering circular, in each case related to the Global Offering. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the SEHK, SEC and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

IMPORTANT NOTICE

No prospectus required for the purposes of Regulation (EU) 2017/1129 (“EU Prospectus Regulation”) or Regulation (EU) 2017/1129 (as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018) (“UK Prospectus Regulation”) or admission document (as defined in the AIM Rules for Companies published by the London Stock Exchange plc) will be made available in connection with the matters contained in this announcement.

No money, securities or other consideration is being solicited, and, if sent in response to the information contained in this announcement, will not be accepted.

The distribution of this announcement into jurisdictions other than the United Kingdom may be restricted by law. Persons into whose possession this announcement come should inform themselves about and observe any such restrictions.

In any Member State of the European Economic Area, this announcement is only addressed to and directed at persons who are “Qualified Investors” within the meaning of Article 2(e) of the EU Prospectus Regulation. The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with Qualified Investors. This announcement should not be acted upon or relied upon in any Member State of the European Economic Area by persons who are not Qualified Investors.

This announcement, insofar as it constitutes an invitation or inducement to enter into investment activity (within the meaning of section 21 of the U.K. Financial Services and Markets Act 2000, as amended) in connection with the securities which are the subject of the Global Offering described in this announcement or otherwise, is being directed only at (i) persons who are outside the United Kingdom or (ii) if in the United Kingdom, persons who are qualified investors as defined in article 2(e) of the UK Prospectus Regulation who also (a) have professional experience in matters relating to investments who fall within Article 19(5) (investment professionals) of the U.K. Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") or (b) fall within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations etc.) of the Order; or (iii) any other person to whom it may lawfully be communicated (all such persons in (i) to (iii) together being referred to as "relevant persons"). This announcement is directed only at relevant persons and must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons.

In connection with the Global Offering, Morgan Stanley Asia Limited as stabilizing manager (the “Stabilizing Manager”) (or any person acting for it), on behalf of the underwriters, may effect transactions on the SEHK with a view to stabilizing or supporting the market price of the Shares at a level higher than that which might otherwise prevail for a limited period after the Listing Date. However, there is no obligation on the Stabilizing Manager (or any person acting for it) to conduct any such stabilizing action, which, if taken, will be done at the absolute discretion of the Stabilizing Manager (or any person acting for it) and in what the Stabilizing Manager reasonably regards as the best interest of the Company and may be discontinued at any time. Any such stabilizing action is required to be brought to an end on the 30th day after the last day for lodging applications under the Hong Kong Public Offering.

Such stabilization action, if commenced, may be effected in all jurisdictions where it is permissible to do so, in each case in compliance with all applicable laws, rules and regulatory requirements, including the Securities and Futures (Price Stabilizing) Rules, as amended, made under the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018) and Regulation M under the U.S. Securities Exchange Act of 1934, as amended.

Potential investors should be aware that no stabilizing action can be taken on the Stock Exchange to support the price of the Shares for longer than the stabilization period which begins on the Listing Date and is expected to expire on Friday, July 23, 2021, being the 30th day after the last day for lodging applications under the Hong Kong Public Offering. After this date, when no further stabilizing action may be taken, demand for the Shares, and therefore the price of the Shares, could fall.

In connection with the Global Offering, the Company has granted an over-allotment option to the international underwriters. Pursuant to the over-allotment option, the international underwriters will have the right, exercisable at any time from the Listing Date to 30 days after the last day for lodging applications under the Hong Kong Public Offering, to require the Company to issue not more than 15% of the total number of Offer Shares initially available under the Global Offering, at the Offer Price to, among other things, cover over-allocations in the International Offering.

In connection with such stabilization arrangements, Morgan Stanley & Co. International plc (“MSI”) has entered into a stock borrowing agreement with Hutchison Healthcare Holdings Limited (an indirect wholly owned subsidiary of CK Hutchison Holdings Limited), pursuant to which MSI (or any person acting for it) may choose to borrow from Hutchison Healthcare Holdings Limited up to 15,600,000 Shares, being the maximum number of Shares which may be issued pursuant to the exercise of the over-allotment option, for the settlement of over-allocations in the International Offering, if any. If MSI (or any person acting for it) borrows any Shares pursuant to the stock borrowing agreement, it will be required to return the same number of Shares to Hutchison Healthcare Holdings Limited on or before the third business day following the earlier of (a) the last day for exercising the over-allotment option and (b) the day on which the over-allotment option is exercised in full. This arrangement will be effected in compliance with all applicable laws, rules and regulatory requirements. No payment will be made to Hutchison Healthcare Holdings Limited by MSI (or any person acting for it) in relation to such Shares borrowing arrangement.

CONTACTS

Investor Enquiries

Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries

Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile) / +852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor

Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500

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